Mail Stop 3561

November 4, 2008

James Collas
Chief Executive Officer
IdeaEdge, Inc.
6440 Lusk Boulevard, Suite 200
San Diego, CA 92121

> **Re:** **IdeaEdge, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 9, 2008**
> **File No. 0-27145**

Dear Mr. Collas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. In your next amendment please provide page numbers.

2. We have issued comments on submissions that have been made by you and you have not responded to our comments. Specifically, there are comments pending on the Form S-1 filed on September 16, 2008 (file no. 333- 333-153552) and Amendment 1 to the Form SB-2 filed on January 16, 2008 (file no. 333-147548), including comments on your Form 10-K for the year ended September 30, 2007. Please either respond to our outstanding comments or advise us as to when you will respond.

About the Annual Meeting

3. In the question "Will my broker be able to vote my shares for me?" please clarify which proposals, if any, brokers will be precluded from exercising their voting discretion such that beneficial holders will need to provide specific instructions to their brokers in order for their votes to be counted.

4. In the question "Is cumulative voting permitted for the election of directors?" we note your indication that your proxy holders will exercise discretionary authority to cumulate votes if a record holder signs a proxy card with no further voting instructions. Please specifically state that this is the only circumstance in which you will exercise discretionary authority to cumulate votes. Please also specifically state how the votes will be allocated among your nominees under those circumstances. See Item 4(c)(4) of Schedule 14A and Proxy Rules and Schedule 14A interpretation N.9. in our Manual of Publicly Available Telephone Interpretations located at www.sec.gov.

Proposal No. 2

5. In the first paragraph, you state that the Board of Directors has authorized an amendment to the 2007 Stock Option Plan to increase the total number of shares issuable under the plan to 3,500,000 shares of common stock. On the next page, however, you state that the total number of shares of common stock that may be issued pursuant to stock awards under the Plan and amendments shall not exceed in the aggregate 4,500,000 shares of common stock. Please revise or advise us as to why these amounts differ.

Proposal No. 4

6. Please revise your disclosure to explain in some detail the possible negative impact on shareholders if they no longer have the right to cumulative voting.

7. Please also specifically state that this amendment to your articles of incorporation will not be effective until the next annual meeting.

Compensation Discussion and Analysis

8. Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. In this regard, we note that you have granted your Chief Financial Officer stock options, however, it is not clear why you determined to make such awards only to him and how you determined the amount of the award.

9. We note that you do not have a Compensation Committee. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation. See Item 407(e) of Regulation S-K.

Our Rationale for Selecting a Particular Event to Trigger Payment under a Change of Control Agreement

10. Please revise this discussion as it relates to potential payments upon termination or change-in-control to quantify the estimated payments and benefits that would be provided. Please confirm that only Mr. Shultz will receive post-employment payments; otherwise, please include all named officers that will receive post-employment payments in connection with a change of control. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j). In this regard, while the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.

The Level of Salary and Bonus to Total Compensation

11. We note that you disclose that you "seek to keep cash compensation in line with market conditions." Please clarify your disclosure to explain how you ensure that cash compensation is in line with "market conditions." In this regard, if you are referring to the cash compensation that other executive officers in your market receive, it appears that you are benchmarking your cash compensation. If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table

12. Please clarify that the option award amount was the amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R. See Item 402(k)(2)(iv) of Regulation S-K.

13. We note footnote (5) and your indication that unpaid amounts of salaries have not been included in the table. Considering the table requires disclosure of all amounts earned, please revise your table to include these amounts, though you may continue to provide a footnote as it relates to the election to defer payments at this time. See Item 402(c)(2)(iii) of Regulation S-K.

Certain Relationships and Related-Party Transactions

14. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Security Ownership of Certain Beneficial Owners and Management

15. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Whalehaven Capital Fund Limited. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven J. Davis, Esq.